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November 29, 2005


Mr. Jim B. Rosenberg and Mr. Oscar Young
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:    NASTECH PHARMACEUTICAL COMPANY INC.
            AMENDMENT #1 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004 (THE "FORM 10-K/A")
            FILED APRIL 29, 2005
            FILE NO. 000-13789

Dear Mr. Rosenberg and Mr. Young:

     We are responding to your further questions from our discussions with Mr. Young and Ms. Ino on November 23, 2005 regarding issue 2 from your September 14, 2005 letter of comment relating to our 2004 Form 10-K/A.

THE INITIAL QUESTION WAS:

     PLEASE TELL US WHY IT WAS APPROPRIATE TO ALLOCATE $5 MILLION TO DEFERRED REVENUE AND $5 MILLION TO (OR $20 PER SHARE) EQUITY. AS THE MARKET VALUE OF YOUR COMMON STOCK DURING THAT MONTH APPEARS TO HAVE BEEN SIGNIFICANTLY LESS THAN $20 PER SHARE, IT IS UNCLEAR HOW THAT ALLOCATION WAS APPROPRIATE. PLEASE ALSO CITE THE LITERATURE SUPPORTING YOUR ALLOCATION.

OUR UNDERSTANDING OF MR. YOUNG'S FURTHER QUESTIONS ON NOVEMBER 23 IS:

     PLEASE ELABORATE ON THE ASSERTIONS THAT APPEAR IN YOUR NOVEMBER 11 RESPONSE THAT THESE AGREEMENTS SHOULD BE LOOKED AT DIFFERENTLY. PART OF THE ARGUMENT IS THAT THE REVENUE TRANSACTION WOULD HAVE GONE THROUGH WITH OR WITHOUT THE EQUITY TRANSACTION. PLEASE PROVIDE US WITH A LITTLE MORE ANALYSIS ON THAT, AND IN SO DOING, PARTICULARLY ADDRESS THIS ONE SENTENCE (AT THE TOP OF PAGE 4) IN YOUR PREVIOUS RESPONSE: "IF THE EQUITY TRANSACTION NEVER CLOSED DUE TO HSR OR OTHER REASONS, THE LICENSING AGREEMENT WOULD HAVE CONTINUED PURSUANT TO ITS CONTRACT TERMS." PLEASE FOCUS ON WHAT THOSE OTHER REASONS ARE. SPECIFICALLY, WERE THOSE OTHER REASONS INCLUSIVE OF EVENTS OR ISSUES BEFORE THE AGREEMENT WAS SIGNED OR ONLY EVENTS OR ISSUES THAT MIGHT HAVE OCCURRED AFTER THE AGREEMENT WAS EXECUTED AND UNDER REVIEW?

RESPONSE:

     The Collaboration and License Agreement by and between us and Pharmacia & Upjohn Company dated as of February 1, 2002 (the "License Agreement") was signed on February 1, 2002 and was closed and effective upon execution. The License Agreement did not contain any conditions precedent to becoming effective. The breach or non-performance of the Investment Agreement by and between us and Pharmacia dated as of February 1, 2002 (the "Investment Agreement") was not a breach of, nor a basis for termination under, the License Agreement.

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     Section 1.2 of the Investment Agreement stated that our sale of 250,000 shares of our common stock to Pharmacia would occur on the third business day following the first date on which all the conditions precedent to closing had been satisfied or waived. These conditions precedent are set forth in Article IV of the Investment Agreement and include the lapse of the HSR Act waiting period, the absence of any notice of termination of the License Agreement, the continued truth and accuracy of customary representations and warranties, the absence of litigation and injunctions, the listing on Nasdaq of the shares being sold, delivery of customary opinions of counsel and officers' certificates, and the execution by us of a registration rights agreement relating to the shares being sold. The failure of any of these conditions would have entitled Pharmacia to terminate the Investment Agreement and not purchase the 250,000 shares of our common stock. Any such termination, however, would not trigger any rights or obligations of either party under the License Agreement, which would remain in full force and effect pursuant to its terms. The closing of the transactions contemplated by the Investment Agreement occurred on March 18, 2002.

     In summary, there were two separate agreements signed on February 1, 2002. Had the investment portion of the transaction not closed, it is likely we would have looked to other outside sources for equity financing, but the license agreement would have continued. Based upon the facts and circumstances of the transaction and the accounting literature cited in our previous responses, we believe that our accounting for the equity aspect of the Pharmacia transaction was appropriate under GAAP.

     In accordance with the comment letter request the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings under the Securities Exchange Act of 1934;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     As discussed in our previous responses, please call us to review and clarify any issues you may have with this response. You may call me at (425) 908-3614 or Bruce York at (425) 908-3698.

Sincerely,



/s/ Philip C. Ranker
--------------------
Philip C. Ranker
VP Finance and Interim Chief Financial Officer


/s/ Bruce R. York
-----------------
Bruce R. York
Controller and Interim Chief Accounting Officer


cc:   Brent Johnson, KPMG LLP
      Blake Hornick Esq., Pryor Cashman Sherman & Flynn LLP